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                                                                   EXHIBIT 12(A)

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                  SALTON, INC.


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                                                   13 WEEKS
                                                     ENDED
                                                    9/29/01                                 YEAR ENDED
(THOUSANDS, EXCEPT RATIOS)                        (UNAUDITED)         2001        2000         1999         1998         1997
                                                  -----------       --------    --------    ---------     --------     --------
Fixed Charges
  Interest and amortization of debt
  issuance costs on all indebtedness                $ 11,549        $ 39,043    $ 31,102     $ 15,864     $  7,336     $  4,967
  Add interest element implicit in rentals               981           3,724       1,923        1,158          521          394
                                                    --------        --------    --------     --------     --------     --------
    Total fixed charges                             $ 12,530        $ 42,767    $ 33,025     $ 17,022     $  7,857     $  5,361
Income
  Income before income taxes                        $ 11,692        $ 73,846    $146,903     $ 53,863     $ 32,186     $  6,400
  Add fixed charges                                   12,530          42,767      33,025       17,022        7,857        5,361
                                                    --------        --------    --------     --------     --------     --------
  Income before fixed charges and income taxes      $ 24,222        $116,613    $179,928     $ 70,885     $ 40,043     $ 11,761
                                                    ========        ========    ========     ========     ========     ========
  Ratio of earnings to fixed charges                    1.93            2.73        5.45         4.16         5.10         2.19

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